Mail Stop 4561

      August 12, 2005


Norwood H. Davis, III
President and Chief Executive Officer
TRX, Inc.
6 West Druid Hills Drive
Atlanta, Georgia 30329

Re:	TRX, Inc.
      Amendment No. 5 to Form S-1
      Filed on August 4, 2005
      File No. 333-124741

Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Selected Consolidated Financial Data, page 26
1. We have read and considered your response to our previous comment
2. We note that you retained the disclosure to the effect that you use Adjusted EBITDA to determine performance-based cash compensation
(page 27) and that you believe that non-cash stock compensation does not impact your ability to generate cash flows (page 27). This disclosure still appears to be inconsistent with your presentation of
Adjusted EBITDA as a performance measure rather than a liquidity measure. Please revise to clarify if you are using Adjusted EBITDA as a performance measure or a liquidity measure and revise the presentation accordingly.
2. Your response to our prior Comment 4 does not address directly or completely our request for additional information. Please revise to clarify whether you currently anticipate incurring restructuring charges in the future other than those related to the events disclosed in the fifth bullet point on page 28.
3. We have read and considered your response to our prior comment
5.
We note the disclosure in the fourth bullet point on page 28 that you do not expect to issue any future stock options with an exercise price below fair value. Please explain to us the relative weighting that you assigned to this expectation in assessing the materiality of stock compensation within a near-term finite period, and how you considered the fact that you have to adopt SFAS 123(R) in 2006.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 29
Costs, page 30
4. On page 33, you note that operating expenses as a percentage of revenues increased from 63% for the six months ended June 30, 2004 to
64% for the six months ended June 30, 2005. You also note on page 33, that customer care revenue decreased from $17,178 for the six months ended June 30, 2004 to $14,542 for the six months ended June
30, 2005. In this section, you state that "[a]s we reduce the percentage of customer care revenues as a percentage of total transaction and other revenues, we expect operating expenses as a percentage of transaction and other revenues to decrease." In light of the fact that operating expenses rose as a percentage of revenues while customer care revenues declined in the six months ended June 30, 2005 as compared to the six months ended June 30, 2004, please advise or revise to disclose your basis for the statement that operating expenses as a percentage of revenues will decrease with the reduction in customer care revenue.
5. On page 34, you note that you incurred $2.3 million of restructuring expense in the six months ended June 30, 2005. Please revise the Overview section to include a discussion of restructuring costs and the effect of such costs on your business. Discuss whether you anticipate any additional restructuring charges.







      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Flinn, Accountant, at (202) 551-3469 or
Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-
3856 or the undersigned at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director


cc:	Jeffrey K. Haidet, Esq. (via facsimile)

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Norwood H. Davis, III
TRX, Inc
August 12, 2005
Page 1